PRONTO CORP.

909 Bay Street, Suite 812, Toronto, Ontario, Canada M5S 3G2 Tel: (514) 513-7579

July 19, 2012

Ms. Tonya Aldave

United States

Securities and Exchange Commission

Division of Corporate Finance

Washington, DC 20549

Re: Pronto Corp.

       Amendment No. 1 to Registration Statement on Form S-1

       Filed June 1, 2012

       File No. 333-180954

Dear Ms. Aldave:

Pronto Corp. (the “Company”) herewith files with the Securities and Exchange Commission (the "Commission") amendment number 2 to the registration statement on Form S-1 (the "Amended Registration Statement") in response to the Commission's comments, dated June 15, 2012 (the "Comment Letter"), with reference to the amendment number 1 to the registration statement on Form S-1  (the "Amendment No.1 to Registration Statement") filed with the Commission on June 1, 2012.

In addition to the Amended Registration Statement, the Company supplementally responds to all the Commission's comments as follows (the term “our” or “we” as used herein refers to the Company):

General

1. We note your response to our prior comment 2 and reissue. Please provide us with a more detailed analysis, under the definition found in Rule 405, to explain why you believe that you do not meet the definition of a shell company or disclose that you are a shell company.

Response:  We do not believe that we can be classified as a company having “no or nominal operations”. From inception, our management has devoted a significant amount of time to form the company and to develop its business plan. In furtherance of the planned business, our management researched the existing parking market in Montreal and possibility of the development of parking payment application for mobile devises. In addition, on March 27, 2012 we signed an Independent Contractor's Agreement with Maxim Belov who agreed to develop remote payment application for mobile devices. And finally, on May 29, 2012, we paid $5,000 retainer to Maxim Belov to initiate the development of the application. We do not believe that the above-mentioned activities and the various other activities we have undertaken in the furtherance of our planned business can be classified as having “no or nominal operations”.

Prospectus Summary, page 5

2. We note your response to our prior comment 6 and reissue. Please revise to delete the second sentence in the introductory paragraph of this section. A summary, by its very nature, does not and is not required to contain all of the detailed information that is in the prospectus. However, if you have elected to include a summary in your prospectus, it must be complete. Please revise to delete the language stating that the summary does not contain all of the information that may be important to you.

Response:  We have revised to delete the second sentence in the introductory paragraph of this section.

3. We note your response to our prior comment 8 and reissue in part. Please revise to disclose your monthly “burn rate” and how long your present capital will last at that rate on page 19 in the Plan of Operation section.

Response:  We revised to disclose our monthly “burn rate” and how long our present capital will last at that rate on page 19 in the Plan of Operation section.

Risk Factors, page 8

4. Please provide a risk factor that you have not yet approached the owner of the parking meters or its general partner, which operates the meters that you want to have your mobile pay application work on. Discuss also the risk that the parking meter owner may not be interested in your mobile application. Address also the risk that any fee structure for the person paying the parking meter fee and you receiving a fee for your service may not be reached between you and parking meter owner. Also address the risk of your mobile application not working on the parking meters because you are not able to test them out as you are developing them, since you are not working in conjunction with the owner or operator of the meters. Even if an agreement is reached, discuss the risk that the owner may cease to allow your mobile application to work to pay the parking fee on its meters. Consider having multiple risk factors, each with its own subheading, to address the risks discussed above.

Response:  We have added multiple risk factors in accordance with the comments of the Commission.

5. In this regard, include a risk factor to address the risk that in case you do not reach an agreement with the owner and operator of the parking meters in Montreal, that you will face similar obstacles if you try to present your application to the meter owners in other cities, including a possible need for additional financing.

Response:  We have added a risk factor in accordance with the comments of the Commission.

6. Please also include a risk factor that you have not spoken with city officials about your mobile application being used on parking meters in the city.

Response:  We have added a risk factor in accordance with the comments of the Commission.

We are solely dependent upon the funds to be raised, page 8

7. We note your response to our prior comment 11 and your revised disclosure. Your response states that you have not taken any steps to seek additional financing, while you state here and on page 20 that you “have taken any steps to seek additional financing.” Please revise for consistency or advise.

Response:  We have revised for consistency.

Management’s Discussion and Analysis or Plan of Operation, page 19

Plan of Operation, page 19

8. We note your response to our prior comment 16 and reissue. In regards to Parking Payment Application Development, please expand the disclosure to provide more detail as to the material steps involved in the application development, combined with a timeline for each material step and the necessary financing for each material step. For instance, we note your disclosure under “Our Service Overview,” at page 24 that the structure of the application is ready with all details. Please discuss the steps involved with the details to get the application up and running and the costs associated with each step.

Response:  We have revised this section in accordance with the comments of the Commission.

Develop Parking Payment Applications, page 20

9. Please revise this section further to provide more detail about the steps to be taken to complete the development of your future phone application. For example, what testing and troubleshooting will be required to ensure that the application works with the parking meters? How will the meters be replenished to show that parking is paid through a certain time? Who will install and pay for the installation of signs that will communicate to car owners that they can replenish the meters remotely? If you will pay for this installation, please revise to disclose the estimated cost of such installation and how you plan to cover this expense. How will the cost of using your application be communicated to potential clients?

Response: We have revised this section in accordance with the comments of the Commission.

Description of Business, page 23

10. We note your response to our prior comment 18 and reissue in part. Your disclosure should address:

· what is necessary to link your remote application to the operation of the meters, including a brief description of how you anticipate this will work and the network, if known, that you intend to use;

· the anticipated distance away from the parking meter that the application will work to replenish the parking meter payment fee;

· how the money for the parking space usage replenished by your intended remote application would be credited and remitted to the owner of the meters; and

· how and when your fee for the service would be recognized as revenue and collected by you.

Response:  We have revised our disclosure in accordance with the comments of the Commission

11. We note your response to our prior comment 19 and reissue. In this regard, to the extent you discuss future business plans here and in the Plan of Operation section at page 19, please expand your disclosure to discuss the material steps involved, the timeline and any needed financing. If the needed financing currently is not available, please make that clear. Examples include presenting your mobile application idea to Sationnement de Montreal or presenting your mobile application to other cities.

Response:  We have revised our disclosure in accordance with the comments of the Commission

In General, page 23

12. We note your response to our prior comment 20. Please add a risk factor to address the risk that you currently do not have the technology to run your remote parking payment service and Mr. Belov, the only contractor that you have entered into an agreement with to develop the mobile application, does not have experience in developing similar mobile device applications.

Response:  We have added a risk factor in accordance with the comments of the Commission.

Description of Securities, page 31

Nevada anti-takeover laws, page 32

13. We note your response to our prior comment 25. Please also revise your disclosure in this section to state that you plan to conduct your offering in Canada.

Response: We have revised this section to state that we plan to conduct our offering in Canada and Europe.

Report of Independent Registered Public Accounting Firm, page F-1

14. We note your response to our prior comments 26. However, in the last paragraph of the report the amount of the net losses from inception still does not agree with the financial statements. Please revise as appropriate.

Response:  The report has been revised.

Part II

Item 17. Undertakings, page 46

15. We note your response to our prior comment 27 and reissue. Please revise your undertakings in sections (1)(b) and (2) to follow the language in Items 512(a)(1)(ii) and 512(a)(2) of Regulation S-K, respectively.

Response:  We have revised our undertakings in accordance with the comments of the Commission.

Exhibit 10.2

16. It appears to us that the prospectus date will need to be updated from April 26, 2012, as discussed in the opening paragraph, since the prospectus will have been amended.

Response:  We have filed the revised Exhibit 10.2 in accordance with the comments of the Commission.

17. In the opening paragraph, please remove the statement that the Subscriber acknowledges that he has read the Registration Statement, as this is not appropriate.

Response:  We have filed the revised Exhibit 10.2 in accordance with the comments of the Commission.

Please direct any further comments or questions you may have to the company at Prontoholdingscorp@gmail.com and to the company's legal counsel Mr. David Lubin, Esq. at:

David Lubin, Esq.

David Lubin & Associates, PLLC

10 Union Avenue

Suite 5

Lynbrook, NY 11563

Tel. (516) 887-8200

Fax.  (516) 887-8250

david@dlubinassociates.com

Thank you.

Sincerely,

/S/ Svetlana Gofman

Svetlana Gofman, President